SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

July 28, 2010

Jim O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Income Funds (Registration File Nos. 033-06502 and 811-04708) (the “Registrant”)

Dear Mr. O’Connor:

This letter responds to comments provided by you, on behalf of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”), via telephone on July 15, 2010 regarding Post-Effective Amendment No. 44 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Amendment”), filed on May 28, 2010. For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement. The Staff’s comments have been categorized as “Global Comments to the Summary Prospectus” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

Global Comments to the Summary Prospectus

Comment No 1:	Front Cover Page. Given the requirements of Item 1 of Form N-1A, please delete the sentence that reads, “This
Prospectus contains information you should know before investing, including information about risks.”

Response:	The Registrant respectfully declines to make this change. Although the above-referenced sentence is not specifically proscribed in Item 1 of Form N-1A, the instruction to Item 1 allows the Registrant to include additional information on the cover page, subject to the requirement set out in General Instruction C.3(b) to Form N-1A, which provides that a fund may include, except in response to Items 2 through 8 of Form N-1A,

Jim O’Connor, Esq.

July 28, 2010

information in the prospectus or statement of additional information (“SAI”) that is not otherwise required as long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. The Registrant believes that the above-referenced sentence meets these requirements and, therefore, is permitted under Item 1 of Form N-1A.

Comment No. 2:	Footnotes to the Fee Tables. Delete the footnotes not permitted by Form N-1A. Specifically, (A) delete the footnote describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase, and (B) indicate that the contractual fee waiver and/or expense reimbursement pursuant to the Expense Limitation Agreement and the contractual fee waiver pursuant to the Fee Waiver Agreement in the case of the SunAmerica Tax Exempt Insured Fund (the “Tax Exempt Fund”), will continue through at least July 30, 2011.

Response:	The Registrant respectfully declines to delete the footnote describing that purchases of Class A shares of $1 million or more will be subject to a CDSC on redemptions made within two years of purchase. The Registrant believes that such disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their Fee Tables.[1]

With respect to the contractual fee waiver and/or expense reimbursement pursuant to the Expense Limitation Agreement, and the contractual fee waiver pursuant to the Fee Waiver Agreement in the case of the Tax Exempt Fund, SunAmerica is contractually obligated to waive its fees and/or reimburse expenses, as applicable. Pursuant to its terms, each of the Expense Limitation Agreement and Fee Waiver Agreement (collectively, the “Agreements”) continues in effect indefinitely, unless terminated by the Board of Trustees, including a majority of the Independent Trustees. SunAmerica has no right or ability to terminate the Agreements. The Registrant believes that the Funds’ presentation of applicable fee waivers and/or expense reimbursements is consistent with requirements of Form N-1A as the expectation is that the Agreements will continue indefinitely. If the Board of Directors were to terminate the Expense Limitation Agreement or Fee Waiver Agreement with respect to any applicable Fund prior to July 30, 2011, the Registrant would supplement such Fund’s Prospectus accordingly.

[1]

See, e.g., DWS Advisor Funds, Registration Statement filed on Form N-1A with the SEC on January 29, 2010 (http://www.sec.gov/Archives/edgar/data/797657/000008805310000156/nb020110af.txt); Putnam Funds Trust, Registration Statement filed on Form N-1A with the SEC on December 30, 2009 (http://www.sec.gov/Archives/edgar/data/1005942/000092881609001358/a_pft485b.htm).

Jim O’Connor, Esq.

July 28, 2010

Comment No. 3:	Footnote to Fee Tables: The footnote in the applicable Fee Tables relating to the Expense Limitation Agreement should be amended to delete the disclosure stating that acquired fund fees and expenses are not included in Total Annual Fund Operating Expenses for purposes of the Agreement as the Fee Tables do not contain an “Acquired Fund Fees and Expenses” line item.

Response:

The Registrant respectfully declines to make this change. The Registrant believes that this disclosure is relevant in clarifying what type of fees and expenses are not subject to the contractual expense caps set forth in the Expense Limitation Agreement, even if such expenses are not currently reflected in the Fee Tables. Moreover, this disclosure is consistent with the disclosure added to a footnote in the fee table of the registration statement on Form N-14 of SunAmerica Focused Series, Inc. (“Focused Series”) filed on July 22, 2009 (the “N-14”) in response to a comment provided by the Staff of the SEC. In particular, the Staff requested that disclosure be added to the footnote to the fee tables in the N-14 regarding the Expense Limitation Agreement noting that such agreement excludes extraordinary expenses and acquired fund fees and expenses. This response letter to the

N-14 was filed on August 19, 2009 (Accession Number: 0001193125-09-178226).

Comment No. 4:	Performance Information: Please add disclosure to the narrative prior to the Bar Chart and Performance Table stating that each Fund’s performance is being compared to a broad measure of market performance instead of listing the name of the Fund’s particular index. Please delete the sentence stating that the table includes all applicable fees and sales charges as Item 4 of Form N-1A does not provide for this disclosure. Please delete the parentheticals in the Performance Table that note that the after-tax performance relates to Class A shares as the disclosure following the Performance Table already specifies that the after-tax performance is shown for Class A only. Please delete footnote 1 to the Performance Table if such disclosure is only a hypothetical statement.

Response:	The Registrant has revised the narrative disclosure prior to the Bar Chart and Performance Table for each Fund by indicating that the index referenced for each Fund is a broad measure of market performance. However, the Registrant has retained the name of each Fund’s respective benchmark index in the narrative disclosure as the Registrant believes that inclusion of the name of the applicable index in this location is meaningful to shareholders and consistent with Item 4 of N-1A. The Registrant has not deleted the sentence in the narrative disclosure prior to the Bar Chart

Jim O’Connor, Esq.

July 28, 2010

and Performance Table for each Fund stating that the table includes all applicable fees and sales charges as this disclosure is intended to distinguish the returns in the Performance Table from those in the Bar Chart, which do not reflect sales charges. The Registrant has also not deleted the parentheticals in the Performance Table that note that the after-tax performance relates to Class A shares. The Registrant believes that these parentheticals are helpful in clarifying the classes to which these returns apply, even though a reference is made in the footnote following the Performance Table. The Registrant has not deleted footnote 1 because the footnote is an explanation of actual performance information for each Fund and is not a hypothetical statement for any Fund.

Fund-Specific Comments: SunAmerica Tax Exempt Insured Fund

Comment No. 1:	In the Fund’s principal investment technique, please revise the disclosure to make it clear that, as a “tax-exempt” fund subject to Rule 35d-1(a)(4), securities that generate income subject to the alternative minimum tax (“AMT”) do not count toward meeting the Fund’s 80% investment policy that states, in relevant part, “Under normal market conditions, at least 80% of the Fund’s net assets plus any borrowing for investment purposes will be investing in municipal bonds and other municipal securities, the income of which is exempt from federal income taxes...”

Response:	While the Registrant believes that the current disclosure is consistent with Rule 35d-1(a)(4), the Registrant has added additional, clarifying disclosure in the Prospectus so that the above-referenced 80% investment policy reads as follows:

“Under normal market conditions, at least 80% of the Fund’s net assets plus any borrowing for investment purposes will be invested in municipal bonds and other municipal securities, the income of which is exempt from federal income taxes (including the alternative minimum tax), and that are insured as to the scheduled payment of principal and interest for as long as such securities are held by the Fund, without regard to the maturities of such securities.” (italicized text added).

*  *  *  *  *  *  *  *  *  *

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, acknowledges that the SEC is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents, and represents that it will not assert the SEC’s comment process as a defense in any securities-related litigation brought against the Funds.

Jim O’Connor, Esq.

July 28, 2010

Please do not hesitate to contact me at (201) 324-6378 if you have comments or if you require additional information regarding the Registrant’s Registration Statement.

Respectfully submitted,

/s/ John E. McLean
John E. McLean

cc:       Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.